

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Vince Pangrazio
General Counsel
SiTime Corporation
5451 Patrick Henry Drive
Santa Clara, California 95054

   Re: SiTime Corporation
     Draft Registration Statement on Form S-1
     Submitted on June 2, 2020
     CIK No. 1451809

Dear Mr. Pangrazio:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing